Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136673

PROSPECTUS

SatCon Technology Corporation

23,091,982 Shares of Common Stock

This prospectus relates to the offer and sale by the selling stockholders identified in this prospectus, and any of their pledgees, donees, transferees or other successors in interest, of up to an aggregate of 23,091,982 shares of the common stock of SatCon Technology Corporation. We are filing the registration statement of which this prospectus is a part at this time to fulfill contractual obligations to do so, which we undertook at the time of the original issuance of our senior secured convertible notes and related warrants in our July 2006 financing transaction. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

We have agreed to pay certain expenses in connection with the registration of the shares and to indemnify most of the selling stockholders against certain liabilities. The selling stockholders will pay all underwriting discounts and selling commissions, if any, in connection with the sale of the shares.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

Our common stock is traded on the Nasdaq Global Market under the symbol “SATC.” On September 21, 2006, the closing sale price of the common stock on Nasdaq was $1.06 per share.  We urge you to obtain current market quotations for our common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 27, 2006

Our executive offices are located at 27 Drydock Avenue, Boston, Massachusetts 02210, our telephone number is (617) 897-2400 and our Internet address is www.satcon.com. The information on our Internet website is not incorporated by reference in this prospectus.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Unless the context otherwise requires, references in this prospectus to “SatCon,” “we,” “us,” and “our” refer to SatCon Technology Corporation and its subsidiaries.

SatCon Technology Corporation

We design and manufacture enabling technologies and products for electrical power conversion and control for high-performance, high-efficiency applications in large, growth markets such as alternative energy, hybrid electric vehicles, distributed power generation, power quality, semiconductor fabrication capital equipment, industrial motors and drives, and high reliability defense electronics.

The Offering

Common stock offered by selling stockholders	23,091,982 shares

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.

Nasdaq Global Market symbol	SATC

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Company

We have a history of operating losses, may not be able to achieve profitability and may require additional capital in order to sustain our businesses.

For each of the past ten fiscal years, we have experienced losses from operating our businesses. As of July 1, 2006, we had an accumulated deficit of approximately $145.9 million. During the nine months ended July 1, 2006 we had a loss from operations of approximately $7.4 million.  In July 2006, we sold senior secured convertible notes and related warrants for $12 million.  The net proceeds of the sale were approximately $11 million, after deducting placement fees and other offering-related expenses.  See “Description of Transaction” for a detailed description of these notes and warrants.  If, however, we are unable to operate on a cash flow breakeven basis in the future, we may need to raise additional capital in order to sustain our operations. There can be no assurance that we will be able to achieve such results or to raise such funds if they are required.

We may not be able to continue as a going concern.

Our financial statements for our fiscal year ended September 30, 2005, which are included in our most recent Annual Report on Form 10-K, as amended, contain an audit report from Grant Thornton LLP. The audit report contains a going concern qualification, which raises substantial doubt with respect to our ability to continue as a going concern. The receipt of a going concern qualification may create a concern among our current and future customers and vendors as to whether we will be able to fulfill our contractual obligations.

We could issue additional common stock, which might dilute the book value of our common stock.

We have authorized 100,000,000 shares of our common stock, of which 39,439,047 shares were issued and outstanding as of July 1, 2006.  Our board of directors has the authority, without action or vote of our stockholders in most cases, to issue all or a part of any authorized but unissued shares. Such stock issuances may be made at a price that reflects a discount from the then-current trading price of our common stock. In addition, in order to raise the capital that we may need at today’s stock prices, we will need to issue securities that are convertible into or exercisable for a significant amount of our common stock. For example, in July 2006, we sold senior secured convertible notes and related warrants for $12 million.  See “Description of Transaction” for a detailed description of these notes and warrants.  These issuances would dilute your percentage ownership interest, which will have the effect of reducing your influence on matters on which our stockholders vote, and might dilute the book value of our common stock. You may incur additional dilution of net tangible book value if holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if warrant holders exercise their warrants to purchase shares of our common stock.

The sale or issuance of a large number of shares of our common stock could depress our stock price.

As of July 1, 2006, we have reserved 9,192,297 shares of common stock for issuance upon exercise of stock options and warrants, 3,746,870 shares for future issuances under our stock plans and 625,858 shares for future issuances as matching contributions under our 401(k) plan. We have also reserved 833,333 shares of common stock for issuance upon conversion of the outstanding Series B Preferred Stock, which can be converted at any time. As of July 1, 2006, holders of warrants and options to purchase an aggregate of 7,353,261 shares of our common stock may exercise those securities and transfer the underlying common stock at any time subject, in some cases, to Rule 144.  In addition, in the registration statement of which this prospectus is a part, we registered for re-sale approximately 23,091,982 shares of our common stock potentially issuable upon conversion or redemption of, or as interests payments on, the senior secured convertible notes issued in July 2006 and upon exercise of related warrants.  See “Description of Transaction” for a detailed description of these notes and warrants.

We are not currently in compliance with Nasdaq’s Marketplace rules for continued listing, which exposes us to the risk of delisting from the Nasdaq Global Market.

Our stock is listed on the Nasdaq Global Market, which affords us an opportunity for relatively broad exposure to a wide spectrum of prospective investors. As a requirement of continued inclusion in the Nasdaq Global Market, SatCon must comply with Nasdaq’s Marketplace Rules.

On August 30, 2006, we received a notification from the Nasdaq Listings Qualification Department that we have failed to comply with the continued listing requirements of the Nasdaq Global Market because the market value of our listed securities has fallen below $50,000,000 for 10 consecutive business days pursuant to Nasdaq Marketplace Rule 4450(b)(1)(A).

Nasdaq also informed us that we failed to comply with Nasdaq Marketplace Rule 4450(b)(1)(B), which requires total assets and total revenue of $50,000,000 each for the most recently completed fiscal year or two of the last three most recently completed fiscal years. Under the Nasdaq Global Market Continued Inclusion Requirements, we may maintain our listing qualification without complying with this requirement if we are in compliance with Nasdaq Marketplace Rule 4450(b)(1)(A) with respect to the market value of our listed securities being at least $50,000,000.

Pursuant to Nasdaq Marketplace Rule 4450(e)(4), we were provided a period of 30 calendar days, or until September 29, 2006, to regain compliance. In the event we do not regain compliance by September 29, 2006, we have the right to appeal a staff determination to delist our securities and our securities will remain listed until completion of the appeal process. In addition, in the event we cannot meet the requirements for continued listing on the Nasdaq Global Market, we may apply to transfer to the Nasdaq Capital Market.

In the event our common stock is delisted from the Nasdaq Global Market, there could be a number of negative implications, including reduced liquidity in our common stock as a result of the loss of market efficiencies associated with the Nasdaq Global Market, the loss of federal preemption of state securities laws, the potential loss of confidence by suppliers, customers and employees, as well as the loss of analyst coverage and institutional investor interest, fewer business development opportunities and greater difficulty in obtaining financing. In addition, if our common stock does not remain listed on a U.S. national securities exchange, we may be required to repurchase our outstanding senior secured convertible notes at a premium. In that event, we would likely have significant limitations on our ability to raise capital, including capital necessary in order to fund the repurchase of the senior secured convertible notes.

We expect to generate a significant portion of our future revenues from sales of our power control products and cannot assure market acceptance or commercial viability of our power control products.

We intend to continue to expand development of our power control products. We cannot assure you that potential customers will select SatCon’s products to incorporate into their systems or that our customers’ products will realize market acceptance, that they will meet the technical demands of their end users or that they will offer cost-effective advantages over existing products. Our marketing efforts have included development contracts with several customers and the targeting of specific market segments for power and energy management systems. We cannot know if our commercial marketing efforts will be successful in the future. Additionally, we may not be able to develop competitive products, our products may not receive market acceptance, and we may not be able to compete profitably in this market, even if market acceptance is achieved. If our products do not gain market acceptance or achieve commercial viability, we will not attain our anticipated levels of profitability and growth.

If we are unable to maintain our technological expertise in design and manufacturing processes, we will not be able to successfully compete.

We believe that our future success will depend upon our ability to develop and provide products that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design and manufacturing processes in a cost-effective and timely manner. As a result, we continually evaluate the advantages and feasibility of new product design and manufacturing processes. We cannot, however, assure you that our process improvement efforts will be successful. The introduction of new products embodying new technologies and the emergence of shifting customer demands or changing industry standards could render our existing products obsolete and unmarketable, which would have a significant impact on our ability to generate revenue. Our future success will depend upon our ability to continue to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. We may experience delays in releasing new products and product enhancements in the future. Material delays in introducing new products or product enhancements may cause customers to forego purchases of our products and purchase those of our competitors.

We are heavily dependent on contracts with the U.S. government and its agencies or from subcontracts with the U.S. government’s prime contractors for revenue to develop our products, and the loss of one or more of our government contracts could preclude us from achieving our anticipated levels of growth and revenues.

Our ability to develop and market our products is dependent upon maintaining our U.S. government contract revenue and research grants. Many of our U.S. government contracts are funded incrementally on a year-to-year basis. Approximately 40% of our revenue during fiscal year 2005 was derived from government contracts and subcontracts. Changes in government policies, priorities or programs that result in budget reductions could cause the government to cancel existing contracts or eliminate follow-on phases in the future which would severely inhibit our ability to successfully complete the development and commercialization of our products. In addition, there can be no assurance that, once a government contract is completed, it will lead to follow-on contracts for additional research and development, prototype build and test or production. Furthermore, there can be no assurance that our U.S. government contracts or subcontracts will not be terminated or suspended in the future. In the event that any of our government contracts are terminated for cause, it could significantly affect our ability to obtain future government contracts, which could seriously harm our ability to develop our technologies and products.

Our contracts with the U.S. government are subject to audit by the Defense Contract Audit Agency and other agencies of the government, which may challenge our treatment of direct  and indirect costs and reimbursements, resulting in a material adjustment and adverse impact on our financial condition.

The accuracy and appropriateness of our direct and indirect costs and expenses under our contracts with the U.S. government are subject to extensive regulation and audit by the Defense Contract Audit Agency or by other appropriate agencies of the U.S. government. These agencies have the right to challenge our cost estimates or allocations with respect to any such contract. Additionally, substantial portions of the payments to us under U.S. government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. Adjustments that result from inquiries or audits of our contracts could have a material adverse impact on our financial condition or results of operations.

Since our inception, we have not experienced any material adjustments as a result of any inquiries or audits, but there can be no assurance that our contracts will not be subject to material adjustments in the future.

The U.S. government has certain rights relating to our intellectual property.

Many of our patents are the result of inventions made under U.S. government-funded research and development programs. With respect to any invention made with government assistance, the government has a nonexclusive, nontransferable, irrevocable, paid-up license to use the technology or have the technology employed for or on behalf of the U.S. government throughout the world. Under certain conditions, the U.S. government also has “march-in rights,” which enable the U.S. government to require us to grant a nonexclusive, partially exclusive, or exclusive license in any field of use to responsible applicants, upon terms that are reasonable under the circumstances.

Our business could be adversely affected if we are unable to protect our patents and proprietary technology.

As of July 1, 2006, we held approximately 71 U.S. patents and had 1 patent applications pending with the U.S. Patent and Trademark Office. We have also obtained corresponding patents in the rest of North America, Europe, and Asia for many of these patents. The expiration dates of our patents range from 2009 to 2021, with the majority expiring after 2015. As a qualifying small business from our inception to date, we have retained commercial ownership rights to proprietary technology developed under various U.S. government contracts and grants.

Our patent and trade secret rights are of significant importance to us and to our future prospects. Our ability to compete effectively against other companies in our industry will depend, in part, on our ability to protect our proprietary technology and systems designs relating to our products. Although we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be successful in doing so. Further, our competitors may independently develop or patent technologies that are substantially equivalent or superior to ours. No assurance can be given as to the issuance of additional patents or, if so issued, as to their scope. Patents granted may not provide meaningful protection from competitors. Even if a competitor’s products were to infringe patents owned by us, it would be costly for us to pursue our rights in an enforcement action and there can be no assurance that we would be successful in enforcing our intellectual property rights. Because we intend to enforce our patents, trademarks and copyrights and protect our trade secrets, we may be involved from time to time in litigation to determine the enforceability, scope and validity of these rights. This litigation could result in substantial costs to us and divert resources from operational goals. In addition, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country where we operate or sell our products.

We may not be able to maintain confidentiality of our proprietary knowledge.

In addition to our patent rights, we also rely on treatment of our technology as trade secrets through confidentiality agreements, which all of our employees are required to sign, assigning to us all patent rights and other intellectual property developed by our employees during their employment with us. Our employees have also agreed not to disclose any trade secrets or confidential information without our prior written consent. We also rely on non-disclosure agreement to protect our trade secrets and proprietary knowledge. These agreements may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also be known without breach of these agreements or may be independently developed by competitors. Failure to maintain the proprietary nature of our technology and information could harm our results of operations and financial condition by reducing or eliminating our technological advantages in the marketplace.

Others may assert that our technology infringes their intellectual property rights.

We believe that we do not infringe the proprietary rights of others and, to date, no third parties have asserted an infringement claim against us, but we may be subject to infringement claims in the future. The defense of any claims of infringement made against us by third parties could involve significant legal costs and require our management to divert time from our business operations. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are costly, our operating results may suffer either from reductions in revenues through our inability to serve customers or from increases in costs to license third-party technologies.

Our success is dependent upon attracting and retaining highly qualified personnel and the loss of key personnel could significantly hurt our business.

To achieve success, we must attract and retain highly qualified technical, operational and executive employees.  The loss of the services of key employees or an inability to attract, train and retain qualified and skilled employees, specifically engineering, operations and business development personnel, could result in the loss of business or could otherwise negatively impact our ability to operate and grow our business successfully.

We expect significant competition for our products and services.

In the past, we have faced limited competition in providing research services, prototype development and custom and limited quantity manufacturing. We expect competition to intensify greatly as commercial applications increase for our products under development. Many of our competitors and potential competitors are well established and have substantially greater financial, research and development, technical, manufacturing and marketing resources than we do. Some of our competitors and potential competitors are much larger than we are. If these larger competitors decide to focus on the development of distributed power and power quality products, they have the manufacturing, marketing and sales capabilities to complete research, development and commercialization of these products more quickly and effectively than we can. There can also be no assurance that current and future competitors will not develop new or enhanced technologies perceived to be superior to those sold or developed by us. There can be no assurance that we will be successful in this competitive environment.

We are dependent on third-party suppliers for the supply of key components for our products.

We use third-party suppliers for components in many of our systems. From time to time, shipments can be delayed because of industry-wide or other shortages of necessary materials and components from third-party suppliers. A supplier’s failure to supply components in a timely manner, or to supply components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could impair our ability to deliver our products in accordance with contractual obligations.

On occasion, we agree to fixed price engineering contracts in our Applied Technology Division, which exposes us to losses.

Most of our engineering design contracts are structured on a cost-plus basis.  However, on occasion we have entered into fixed price contracts, which may expose us to loss.  A fixed priced contract, by its very nature, requires cost estimates during the bidding process and throughout the contract, as the program proceeds to completion.  Depending upon the complexity of the program, the estimated completion costs could change frequently and significantly during the course of the contract.  We regularly involve the appropriate people on the program and finance staffs to arrive at a reasonable estimate of the cost to complete.   However, due to unanticipated technical challenges and other factors, there is the potential for substantial cost overruns in order to complete the contract in accordance with the contract specifications.  Currently we do not have any contracts of this type. During the fiscal year ended September 30, 2005, we had recorded losses on these contracts of approximately $0.1 million related to a fixed price contract which was completed during the period.  No other losses were recorded on these contracts during fiscal 2005 or 2006.

If we experience a period of significant growth or expansion, it could place a substantial strain on our resources.

If our power control products are successful in achieving rapid market penetration, we may be required to deliver large volumes of technically complex products or components to our customers on a timely basis at reasonable costs to us. We have limited experience in ramping up our manufacturing capabilities to meet large-scale production requirements and delivering large volumes of our power control products. If we were to commit to deliver large volumes of our power control products, we cannot assure you that we will be able to satisfy large-scale commercial production on a timely and cost-effective basis or that such growth will not strain our operational, financial and technical resources.

Our business could be subject to product liability claims.

Our business exposes us to potential product liability claims, which are inherent in the manufacturing, marketing and sale of our products, and we may face substantial liability for damages resulting from the faulty design or manufacture of products or improper use of products by end users. We currently maintain a moderate level of product liability insurance, and there can be no assurance that this insurance will provide sufficient coverage in the event of a claim. Also, we cannot predict whether we will be able to maintain such coverage on acceptable terms, if at all, or that a product liability claim would not harm our business or financial condition. In addition, negative publicity in connection with the faulty design or manufacture of our products would adversely affect our ability to market and sell our products.

We are subject to a variety of environmental laws that expose us to potential financial liability.

Our operations are regulated under a number of federal, state and foreign environmental and safety laws and regulations that govern, among other things, the discharge or release of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Because we use hazardous materials in certain of our manufacturing processes, we are required to comply with these environmental laws. In addition, because we generate hazardous wastes, we, along with any other person who arranges for the disposal of our wastes, may be subject to potential financial exposure for costs associated with an investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes if those sites become contaminated and even if we fully comply with applicable environmental laws.  If we were found to be a responsible party, we could be held jointly and severably liable for the costs of remedial actions. To date, we have not been cited for any improper discharge or release of hazardous materials.

Businesses and consumers might not adopt alternative energy solutions as a means for obtaining their electricity and power needs.

On-site distributed power generation solutions, such as fuel cell, photovoltaic and wind turbine systems, which utilize our products, provide an alternative means for obtaining electricity and are relatively new methods of obtaining electrical power that businesses may not adopt at levels sufficient to grow this part of our business. Traditional electricity distribution is based on the regulated industry model whereby businesses and consumers obtain their electricity from a government regulated utility. For alternative methods of distributed power to succeed, businesses and consumers must adopt new purchasing practices and must be willing to rely upon less upon traditional means of purchasing electricity. We cannot assure you that businesses and consumers will choose to utilize on-site distributed power at levels sufficient to sustain our business in this area. The development of a mass market for our products may be impacted by many factors which are out of our control, including:

•                  market acceptance of fuel cell, photovoltaic and wind turbine systems that incorporate our products;

•                  the cost competitiveness of these systems;

•                  regulatory requirements; and

•                  the emergence of newer, more competitive technologies and products.

If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop these products.

Our quarterly operating results are subject to fluctuations, and if we fail to meet the expectations of securities analysts or investors, our share price may decrease significantly.

Our annual and quarterly results may vary significantly depending on various factors, many of which are beyond our control.  Because our operating expenses are based on anticipated revenue levels, our sales cycle for development work is relatively long and a high percentage of our expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. If our earnings do not meet the expectations of securities analysts or investors, the price of our stock could decline.

Provisions in our charter documents and Delaware law may delay, deter or prevent the acquisition of SatCon, which could decrease the value of your shares.

Some provisions of our certificate of incorporation and bylaws may delay, deter or prevent a change in control of SatCon or a change in our management that you, as a stockholder, may consider favorable. These provisions include:

•                  authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and deter a takeover attempt;

•                  a board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

•                  prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

•                  limitations on who may call special meetings of stockholders.

In addition, Section 203 of the Delaware General Corporation Law and provisions in some of our stock incentive plans may delay, deter or prevent a change in control of SatCon. Those provisions serve to limit the circumstances in which a premium may be paid for our common stock in proposed transactions, or where a proxy contest for control of our board may be initiated. If a change of control or change in management is delayed, deterred or prevented, the market price of our common stock could suffer.

We are subject to stringent export laws and risks inherent in international operations.

We market and sell our products and services both inside and outside the United States. We are currently selling our products and services throughout North America and in certain countries in South America, Asia, Canada and Europe. Certain of our products are subject to the International Traffic in Arms Regulations (ITAR) 22 U.S.C 2778, which restricts the export of information and material that may be used for military or intelligence applications by a foreign person. Additionally, certain products of ours are subject to export regulations administered by the Department of Commerce, Bureau of Industry Security, which require that we obtain an export license before we can export certain products or technology. Failure to comply with these laws could result in enforcement responses by the government, including substantial monetary penalties, denial of export privileges, debarment from government contracts and possible criminal sanctions.

Revenue from sales to our international customers for the nine months ended July 1, 2006 and July 2, 2005, were approximately $2.5 million and $2.8 million, respectively. Our success depends, in part, on our ability to expand our market for our products and services to foreign customers and our ability to manufacture products that meet foreign regulatory and commercial requirements. We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of international markets. We face numerous challenges in penetrating international markets, including unforeseen changes in regulatory requirements, export restrictions, fluctuations in currency exchange rates, longer accounts receivable cycles, difficulties in managing international operations, and the challenges of complying with a wide variety of foreign laws.

We are exposed to credit risks with respect to some of our customers.

To the extent our customers do not advance us sufficient funds to finance our costs during the execution phase of our contracts, we are exposed to the risk that they will be unable to accept delivery or that they will be unable to make payment at the time of delivery. Occasionally, we accept the risk of dealing with thinly financed entities. We attempt to mitigate this risk by seeking to negotiate more timely progress payments and utilizing other risk management procedures.

The holders of our Series B Preferred Stock are entitled to receive liquidation payments in preference to the holders of our common stock.

As of July 1, 2006, 345 shares of our Series B Preferred Stock were outstanding. Pursuant to the terms of the certificate of designation creating the Series B Preferred Stock, upon a liquidation of our company, the holders of shares of the Series B Preferred Stock are entitled to receive a liquidation payment prior to the payment of any amount with respect to the shares of our common stock. The amount of this preferential liquidation payment is $5,000 per share of Series B Preferred Stock, plus the amount of any accrued but unpaid dividends on those shares. Prior to October 1, 2005, dividends accrued on the shares of Series B Preferred Stock at a rate of 6% per annum.  On October 1, 2005, dividends began accruing on the Series B Preferred Stock at a rate of 8% per annum.

If we are unable to effectively and efficiently eliminate the significant deficiencies that have been identified in our internal controls and procedures, there could be a material adverse effect on our operations or financial results.

In December 2005, our management and Audit Committee were notified by our independent accountants, Grant Thornton LLP, of four significant deficiencies in our internal control over financial reporting regarding (i) a significant deficiency related to a need to formalize certain policies and procedures (including those relating to accounting and financial reporting), (ii)  a significant deficiency related to financial reporting and income tax disclosures, (iii) a significant deficiency related to the need for monitoring controls to ensure that operational controls are operating as designed and (iv) a significant deficiency related to an instance of a control failure around evaluation of proper revenue recognition. In addition, during the third quarter of fiscal 2006 management notified the Audit Committee of a significant deficiency relating to an instance of control failure around the proper recognition of revenue in our facility in Burlington, Ontario, Canada.  Although we are committed to addressing these deficiencies, we cannot assure you that we will be able to successfully implement the revised controls and procedures or that our revised controls and procedures will be effective in remedying all of the identified significant deficiencies. Our inability to remedy these significant deficiencies potentially could have a material adverse effect on our business.

Risks Related to Our Private Placement of Senior Secured Convertible Notes and Warrants

Substantial leverage and debt service obligations may adversely affect our cash flows.

In connection with the sale of our senior secured convertible notes in July 2006, we incurred new indebtedness of $12 million.  As a result of this indebtedness, our principal and interest payment obligations increased substantially. The degree to which we are leveraged could, among other things:

•                  require us to dedicate a substantial portion of our future cash flows from operations and other capital resources to debt service, to the extent we are unable to make payments of principal and interest in common stock, due to, among other things failure to satisfy the equity conditions that must be met to enable us to do so;

•                  make it difficult for us to obtain necessary financing in the future for working capital, acquisitions or other purposes on favorable terms, if at all;

•                  make it more difficult for us to be acquired;

•                  make us more vulnerable to industry downturns and competitive pressures; and

•                  limit our flexibility in planning for, or reacting to changes in, our business.

Our ability to meet our debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

We could be required to make substantial cash payments upon an event of default or change of control under our senior secured convertible notes and related warrants, and, because the notes are secured, holders of the notes could take action against our assets upon an event of default.

Our senior secured convertible notes provide for events of default including, among others, payment defaults, cross-defaults, breaches of any representation, warranty or covenant that is not cured within the proper time periods, failure to perform certain required activities in a timely manner, our common stock no longer being listed on an eligible market, the effectiveness of the registration statement of which this prospectus is a part lapses beyond a specified period and certain bankruptcy-type events involving us or any significant subsidiary.  Upon an event of default, the holders of the notes may elect to require us to repurchase all or any portion of the outstanding principal amount of the notes for a purchase price equal to the greater of (i) 115% of such outstanding principal amount, plus all accrued but unpaid interest or (ii) 115% of the then value of the underlying common stock.

In addition, under the terms of the notes and warrants, upon a change of control of our company, (i) the holders of the notes may elect to require us to purchase the notes for 115% of the outstanding principal amount plus any accrued and unpaid interest and (ii) the holders of the warrants may elect to require us to purchase the warrants for a purchase price equal to the Black-Scholes value of the remaining unexercised portion of each warrant.

If either an event of default or change of control occurs, our available cash could be seriously depleted and our ability to fund operations could be materially harmed.  Furthermore, because the notes are secured, if an event of default occurs, the holders of the notes may take action against our assets (including the stock of our subsidiaries) under the terms of a Security Agreement.  See “Description of Transaction” for a detailed description of the notes and warrants.

We are responsible for having the resale of shares of common stock underlying the convertible notes and warrants issued in our July 2006 private placement registered with the SEC within defined time periods and will incur liquidated damages if the shares are not registered with the SEC within those defined time periods.

Pursuant to our agreement with the investors in the July 2006 private placement, we are obligated to (i) file a registration statement covering the resale of the common stock underlying the securities issued in the private placement with the SEC within 30 days following the closing of the private placement (which we have satisfied), (ii) use our best efforts to cause the registration statement to be declared effective within 90 days following the closing of the private placement and (iii) use our best efforts to keep the registration statement effective until the earlier of (x) the fifth anniversary of the effective date of the registration statement, (y) the date all of the securities covered by the registration statement have been publicly sold and (z) the date all of the securities covered by the registration statement may be sold without restriction under SEC Rule 144(k).  If we fail to comply with these or certain other provisions, then we will be required to pay liquidated damages of 1% of the aggregate purchase price paid by the investors in the private placement for the initial occurrence of such failure and 1.5% of such amount for each subsequent 30 day period the failure continues.  The total liquidated damages under this provision are capped at 24% of the aggregate purchase price paid by the investors in the private placement.  Any such payments could materially affects our ability to fund operations.  See “Description of

Transaction” for a detailed description of the notes and warrants.

The agreements governing the senior secured convertible notes and related warrants contain various covenants and restrictions which may limit our ability to operate our business.

The agreements governing the senior secured convertible notes and related warrants contain various covenants and restrictions, including, among others:

•                  for so long as the notes are outstanding, the obligation that we offer to the holders the opportunity to participate in subsequent securities offerings (up to 50% of such offerings), subject to certain exceptions for, among other things, certain underwritten public offerings and strategic alliances;

•                  for so long as the notes are outstanding, the obligation that we not incur any indebtedness that is senior to, or on parity with, the notes in right of payment, subject to limited exceptions for purchase money indebtedness and capital lease obligations;

•                  for so long as the notes are outstanding, we must maintain aggregate cash and cash equivalents equal to the greater of (i) $1,000,000 or (ii) $3,000,000 minus 80% of eligible receivables; and

•                  for so long as the notes and warrants are outstanding, we may not issue any common stock or common stock equivalents at a price per share less than the conversion price.

These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities, any of which could have a material adverse impact on our business.  See “Description of Transaction” for a detailed description of the notes and warrants.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

DESCRIPTION OF TRANSACTION

On July 19, 2006, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Purchasers”) in connection with the private placement (the “Private Placement”) of:

•                  $12,000,000 aggregate principal amount of senior secured convertible notes (the “Notes”), convertible into shares of our common stock at a conversion price of $1.65 per share;

•                  Warrant A’s to purchase up to an aggregate of 3,636,368 shares of our common stock at a price of $1.815 per share for a period beginning six months from the date of such warrants and ending on the seventh anniversary of the date of such warrants; and

•                  Warrant B’s to purchase up to an aggregate of 3,636,368 shares of our common stock at a price of $1.68 per share for a period of 90 trading days beginning the later of six months from the date of such warrants and the date the Securities and Exchange Commission (the “SEC”) declares effective a shelf registration statement covering the resale of the common stock underlying the securities issued in the Private Placement (the “Registration Statement”); to the extent the Warrant B’s are exercised, the Purchasers will receive additional warrants, as described below.

In connection with the Private Placement, we also entered into a Security Agreement, dated July 19, 2006, with the Purchasers, pursuant to which we granted the Purchasers a security interest in all of our right, title and interest in, to and under all of our personal property and other assets, including the our ownership interest in the capital stock of our subsidiaries, as security for the prompt payment in full of all amounts due and owing under the Notes. The following is a summary of the material provisions of the Purchase Agreement, the Notes, the Warrant A’s and the Warrant B’s. These summaries are not complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to our Current Report on Form 8-K filed with the SEC on July 21, 2006. Readers should review those agreements for a complete understanding of the terms and conditions associated with the Private Placement.

Securities Purchase Agreement

As noted above, the Purchase Agreement provided for the issuance and sale to the Purchasers of the Notes, the Warrant A’s and the Warrant B’s for an aggregate purchase price of $12,000,000. Other significant provisions of the Purchase Agreement include, among others:

•                  the requirement that we pay off all amounts outstanding under our credit facility with Silicon Valley Bank;

•                  for so long as the Notes are outstanding, the obligation that we offer to the Purchasers the opportunity to participate in subsequent securities offerings (up to 50% of such offerings), subject to certain exceptions for, among other things, certain underwritten public offerings and strategic alliances;

•                  for so long as the Notes are outstanding, the obligation that we not incur any indebtedness that is senior to, or on parity with, the Notes in right of payment, subject to limited exceptions for purchase money indebtedness and capital lease obligations; and

•                  our obligation to (i) file the Registration Statement with the SEC within 30 days following the closing of the Private Placement, (ii) use our best efforts to cause the Registration Statement to be declared effective within 90 days following the closing of the Private Placement and (iii) use our best efforts to keep the Registration Statement effective until the earlier of (x) the fifth anniversary of the effective date of the Registration Statement, (y) the date all of the securities covered by the Registration Statement have been publicly sold and (z) the date all of the securities covered by the Registration Statement may be sold without restriction under SEC Rule 144(k). If we fail to comply with these or certain other provisions, then we will be required to pay liquidated damages of 1% of the aggregate purchase price paid by the Purchasers in the Private Placement for the initial occurrence of such failure and 1.5% of such amount for each subsequent 30 day period the failure continues. The total liquidated damages under this provision are capped at 24% of the aggregate purchase price paid by the Purchasers in the Private Placement.

Senior Secured Convertible Notes

The Notes have an aggregate principal amount of $12 million and are convertible into shares of our common stock at a conversion price of $1.65, subject to adjustment for stock splits, stock dividends, combinations, distributions of assets or evidence of indebtedness, mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges.

The Notes bear interest at the higher of (i) 7.0% per annum or (ii) the six-month LIBOR plus 3.5%. Interest is payable quarterly, beginning on October 31, 2006, and may be made in cash or, at our option if certain equity conditions are satisfied, in shares of our common stock. If interest is paid in shares of common stock, the price per share will be at a 10% discount to the volume weighted average price for the 20 trading days preceding the payment date.

75% of the original principal amount of the Notes is to be repaid in 18 equal monthly installments ($500,000 per month) beginning on February 28, 2007. Such principal payments may be made in cash or, at our option if certain equity conditions are satisfied, in shares of our common stock. If principal is paid in shares of common stock, the price per share will be the lesser of (i) the conversion price or (ii) a 10% discount to the volume weighted average price for the 20 trading days preceding the payment date. At any time following the 24 month anniversary of the issuance of the Notes, the holders may elect to require us to redeem for cash all or any portion of the outstanding principal on the Notes; provided, however, that on the 60th month anniversary of the issuance of the Notes, we will be required to redeem any remaining outstanding principal and unpaid interest. Notwithstanding the foregoing, at any time following the one year anniversary of the effective date of the Registration Statement, we may, under certain circumstances, redeem the Notes for cash equal to 120% of the aggregate outstanding principal amount plus any accrued and unpaid interest.

The Notes are convertible at the option of the holders into shares of our common stock at any time at the conversion price. If at any time following the one year anniversary of the effective date of the Registration Statement, the volume weighted average price per share of common stock for any 20 consecutive trading days exceeds 175% of the conversion price, then, if certain equity conditions are satisfied, we may require the holders of the Notes to convert all or any part of the outstanding principal into shares of common stock at the conversion price. The Notes contain certain limitations on optional and mandatory conversion, including that, absent stockholder approval of the transaction, we may not issue shares of common stock under the Notes in excess of 19.99% of the our outstanding shares on the closing date.

The Notes contain certain covenants and restrictions, including, among others, the following (for so long as any Notes remain outstanding):

•                  we must maintain aggregate cash and cash equivalents equal to the greater of (i) $1,000,000 or (ii) $3,000,000 minus 80% of eligible receivables (as defined therein);

•                  if a change of control of our company occurs, the holders may elect to require us to purchase the Notes for 115% of the outstanding principal amount plus any accrued and unpaid interest; and

•                  we may not issue any common stock or common stock equivalents at a price per share less than the conversion price.

Events of default under the Notes include, among others, payments defaults, cross-defaults, breaches of any representation, warranty or covenant that is not cured within the proper time periods, failure to perform certain required activities in a timely manner, our common stock is no longer listed on an eligible market, the effectiveness of the Registration Statement lapses beyond a specified period and certain bankruptcy-type events involving us or any significant subsidiary. Upon an event of default, the holders may elect to require us to repurchase all or any portion of the outstanding principal amount of the Notes for a purchase price equal to the greater of (i) 115% of such outstanding principal amount, plus all accrued but unpaid interest or (ii) 115% of the then value of the underlying common stock.

Warrant A’s

The Warrant A’s entitle the holders thereof to purchase up to an aggregate of 3,636,368 shares of our common stock at a price of $1.815 per share for a period beginning six months from the date of such warrants and ending on the seventh anniversary of the date of such warrants. The exercise price and the number of shares underlying these warrants are subject to adjustment for stock splits, stock dividends, combinations, distributions of assets or evidence of indebtedness, mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges.

If a change of control of our company occurs, the holders may elect to require us to purchase the Warrant A’s for a purchase price equal to the Black-Scholes value of the remaining unexercised portion of each Warrant A.

For so long as any Warrant A’s remain outstanding, we may not issue any common stock or common stock equivalents at a price per share less than the conversion price of the Notes. In the event of a breach of this provision, then the holders may elect to require us to purchase the Warrant A’s for a purchase price equal to the Black-Scholes value of the remaining unexercised portion of each Warrant A.

If following the later of (i) the effective date of the Registration Statement and (ii) the six month anniversary of the issuance date, the volume weighted average price per share of our common stock for any 20 consecutive trading days exceeds 200% of the exercise price, then, if certain equity conditions are satisfied, we may require the holders of the Warrant A’s to exercise up to 50% of the unexercised portions of such warrants. If following the 24 month anniversary of the issuance date, the volume weighted average price per share of our common stock for any 20 consecutive trading days exceeds 300% of the exercise price, then, if certain equity conditions are satisfied, we may require the holders of the Warrant A’s to exercise all or any part of the unexercised portions of such warrants.

Warrant B’s

The Warrant B’s entitle the holders thereof to purchase up to an aggregate of 3,636,368 shares of our common stock at a price of $1.68 per share for a period of 90 trading days beginning the later of six months from the date of such warrants and the date the SEC declares effective the Registration Statement. The exercise price and the number of shares underlying these warrants are subject to adjustment for stock splits, stock dividends, combinations, distributions of assets or evidence of indebtedness, mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges.

If a change of control of our company occurs, the holders may elect to require us to purchase the Warrant B’s for a purchase price equal to the Black-Scholes value of the remaining unexercised portion of each Warrant B.

For so long as any Warrant B’s remain outstanding, we may not issue any common stock or common stock equivalents at a price per share less than the conversion price of the Notes. In the event of a breach of this provision, then the holders may elect to require us to purchase the Warrant B’s for a purchase price equal to the Black-Scholes value of the remaining unexercised portion of each Warrant B.

If following the effective date of the Registration Statement, the volume weighted average price per share of our common stock for any 20 consecutive trading days exceeds 150% of the exercise price, then, if certain equity conditions are satisfied, we may require the holders of the Warrant B’s to exercise any unexercised portions of such warrants.

To the extent the Warrant B’s are exercised, the holders thereof will receive additional seven-year warrants to purchase a number of shares of our common stock equal to 50% of the number of shares of common stock purchased upon exercise of the Warrant B’s (the “Additional Warrants”). The Additional Warrants will have an exercise price of $1.815 per share and shall be substantially the same as the Warrant A’s.

Placement Agent Warrants

First Albany Capital (“FAC”) acted as placement agent in connection with the Private Placement. In addition to a cash transaction fee, FAC or its designees were entitled to receive five-year warrants to purchase 218,182 shares of our common stock at an exercise price of $1.87 per share. These warrants will be callable after the second anniversary of the closing of the Private Placement if the 20-day volume weighted average price per share of our common stock exceeds 175% of the exercise price. At the direction of FAC, these warrants were issued to First Albany Companies Inc., the parent of FAC.

SELLING STOCKHOLDERS

This prospectus relates to the resale from time to time of up to a total of 23,091,982 shares of our common stock by the selling stockholders, comprising:

•                  up to 15,601,064 shares of common stock issuable upon conversion or redemption of, or as interest or principal payments on, the Notes (“Note Shares”);

•                  up to 3,636,368 shares of common stock issuable upon exercise of Warrants A’s (“Warrant A Shares”);

•                  up to 3,636,368 shares of common stock issuable upon exercise of Warrants B’s (“Warrant B Shares”); and

•                  up to 218,182 shares of common stock issuable upon exercise of placement agent warrants (“PA Warrant Shares”).

The following table, based upon information currently known by us, sets forth as of July 27, 2006: (i) the number of shares held of record or beneficially by the selling stockholders as of such date (as determined below) and (ii) the number of shares that may be offered under this prospectus by each selling stockholder. Beneficial ownership includes shares of common stock plus any securities held by the holder exercisable for or convertible into shares of common stock within sixty (60) days after July 27, 2006, in accordance with Rule 13d-3(d)(1) under the Exchange Act. In addition, notwithstanding the sixty-day calculation period under Rule 13d-3(d)(1), for purposes of computing the beneficial ownership of the selling stockholders listed below, (i) we have included the shares issuable upon exercise of the Warrant A’s, the Warrant B’s and the placement agent warrants even though these warrants are not exercisable within sixty (60) days after July 27, 2006 and (ii) we have assumed full conversion or redemption of, as well as payment in common stock of principal and interest on, the Notes. The number of shares of common stock that may be issued as principal (with respect to 75% of the initial principal amount of the Notes) and interest on the Notes was based on a price equal to 90% of the closing price of our common stock on August 11, 2006 (closing price of $1.15), in each case without regard to any limitations on conversions or exercise set forth in the documents, and we multiplied this number of shares by 125%. We used this price because we may make principal (with respect to 75% of the initial principal amount of the Notes) and interest payments on the Notes in shares of common stock at a price per share equal to a 10% discount to the volume weighted average price for the 20 trading days preceding the payment date. We multiplied the resulting number of shares by 125% to allow for changes in the stock price and the interest rate under Notes. With respect to the remaining 25% of the initial principal amount of the Notes, which cannot be paid in stock at the discounted price, we divided such amount by the conversion price of $1.65. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholder named below.

None of the selling stockholders has held any position or office, or has otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our shares or other securities. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

None of the selling stockholders are broker-dealers. Seven selling stockholders are affiliates of broker-dealers. Each such selling stockholder acquired such selling stockholder’s shares in the ordinary course of such selling stockholder’s business and, at the time of the acquisition of the securities to be resold pursuant to this prospectus, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute them. The seven stockholders who are affiliates of broker-dealers are as follows:

•                  Capital Ventures International;

•                  Enable Growth Partners LP;

•                  Enable Opportunity Partners LP;

•                  Pierce Diversified Strategy Master Fund LLC, Ena;

•                  Hudson Bay Fund, LP;

•                  Hudson Bay Overseas Fund, Ltd; and

•                  First Albany Companies Inc.

Name of Selling Stockholder	Common Stock Beneficially Owned Prior to the Offering(1)	Common Stock Issuable Upon Conversion or Redemption of, or as Interest on, Convertible Notes, or on Exercise of Warrants, Offered Pursuant to this Prospectus(2)	Common Stock Owned Upon Completion of this Offering(3)(4)	Percentage of Common Stock Owned Upon Completion of this Offering
Iroquois Master Fund, Ltd.(5)	4,967,475	4,765,373	202,102	*
Rockmore Investment Master Fund Ltd.(6)	2,859,225	2,859,225	0	*
RHP Master Fund, Ltd.(7)	2,958,334	1,906,151	1,052,183	2.46%
Highbridge International LLC(8)	1,906,151	1,906,151	0	*
Capital Ventures International(9)	4,002,914	4,002,914	0	*
Enable Growth Partners LP(10)	1,429,612	1,429,612	0	*
Enable Opportunity Partners LP(11)	285,923	285,923	0	*
Pierce Diversified Strategy Master Fund LLC, Ena(12)	190,615	190,615	0	*
Hudson Bay Fund, LP(13)	1,707,744	1,524,921	182,823	*
Hudson Bay Overseas Fund, Ltd.(14)	381,230	381,230	0	*
Bristol Investment Fund, Ltd.(15)	1,238,998	1,238,998	0	*
Nite Capital LP(16)	1,143,689	1,143,689	0	*
Alpha Capital Anstalt(17)	1,238,998	1,238,998	0	*
First Albany Companies Inc.(18)	218,182	218,182	0	*
TOTAL	24,529,090	23,091,982	1,437,108

*                                         Less than one percent.

(1)                                  Includes (i) the Notes Shares, (ii) the Warrant A Shares, (iii) the Warrant B Shares, (iv) the PA Warrant Shares, (v) shares issuable upon exercise or conversion of any other securities that are exercisable or convertible within 60 days of July 27, 2006 and (vi) any outstanding shares of common stock held. To the extent any of a selling stockholder’s Warrant A Shares or Warrant B Shares will never be issued as a result of the related warrants (or portions thereof) expiring unexercised or being otherwise extinguished, such shares may be used as additional Note Shares for such selling stockholder.

(2)                                  Each entry in this column represents, for the respective selling stockholder, the sum of such selling stockholder’s Note Shares, Warrant A Shares, Warrant B Shares and PA Warrant Shares, as applicable.

(3)                                  Assumes solely for purpose of this table that such shares are still owned upon completion of the offering.

(4)                                  We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(5)                                  Shares offered hereby include (i) 3,250,221 Note Shares, (ii) 757,576 Warrant A Shares and (iii) 757,576 Warrant B Shares. Joshua Silverman has voting and investment power over securities held by IroquoisMaster Fund, Ltd. Mr. Silverman disclaims beneficial ownership of those shares.

(6)                                  Shares offered hereby include (i) 1,950,133 Note Shares, (ii) 454,546 Warrant A Shares and (iii) 454,546 Warrant B Shares. Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through

Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of July 27, 2006, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to such shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Exchange Act. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

(7)                                  Shares offered hereby include (i) 1,300,089 Note Shares, (ii) 303,031 Warrant A Shares and (iii) 303,031 Warrant B Shares. RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of our common stock owned by the RHP Master Fund.

(8)                                  Shares offered hereby include (i) 1,300,089 Note Shares, (ii) 303,031 Warrant A Shares and (iii) 303,031 Warrant B Shares. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment direction over securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the securities held by Highbridge International LLC.

(9)                                  Shares offered hereby include (i) 2,730,186 Note Shares, (ii) 636,364 Warrant A Shares and (iii) 636,364 Warrant B Shares. Heights Capital Management, Inc. is the authorized agent of Capital Ventures International (“CVI”) and, as such, may exercise voting and dispositive power over these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the securities held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the securities.

(10)                            Shares offered hereby include (i) 975,066 Note Shares, (ii) 227,273 Warrant A Shares and (iii) 227,273 Warrant B Shares. Mitch Levine, Managing Partner, has voting and investment power over securities held by Enable Growth Partners LP.

(11)                            Shares offered hereby include (i) 195,013 Note Shares, (ii) 45,455 Warrant A Shares and (iii) 45,455 Warrant B Shares. Mitch Levine, Managing Partner, has voting and investment power over securities held by Enable Opportunity Partners LP.

(12)                            Shares offered hereby include (i) 130,009 Note Shares, (ii) 30,303 Warrant A Shares and (iii) 30,303 Warrant B Shares. Mitch Levine, Managing Partner, has voting and investment power over securities held by Pierce Diversified Strategy Master Fund LLC, Ena.

(13)                            Shares offered hereby include (i) 1,040,071 Note Shares, (ii) 242,425 Warrant A Shares and (iii) 242,425 Warrant B Shares. Yoav Roth and John Doscas share voting and investment power over these securities. Both Yoav Roth and John Doscas disclaim beneficial ownership of the securities held by Hudson Bay Fund, LP.

(14)                            Shares offered hereby include (i) 260,018 Note Shares, (ii) 60,606 Warrant A Shares and (iii) 60,606 Warrant B Shares. Yoav Roth and John Doscas share voting and investment power over these securities. Both Yoav Roth and John Doscas disclaim beneficial ownership of the securities held by Hudson Bay Overseas Fund, Ltd.

(15)                            Shares offered hereby include (i) 845,058 Note Shares, (ii) 196,970 Warrant A Shares and (iii) 196,970 Warrant B Shares. Bristol Capital Advisors, LLC (“BCA”) is the investment advisor to Bristol Investment Fund, Ltd. (“Bristol”). Paul Kessler is the manager of BCA and as such has voting and investment control over the securities held by Bristol. Mr. Kessler disclaims beneficial ownership of these securities.

(16)                            Shares offered hereby include (i) 780,053 Note Shares, (ii) 181,818 Warrant A Shares and (iii) 181,818 Warrant B Shares. Keith A. Goodman, Manager of the general partner of Nite Capital LP, has voting and investment power over securities held by Nite Capital LP. Mr. Goodman disclaims beneficial ownership of those shares.

(17)                            Shares offered hereby include (i) 845,058 Note Shares, (ii) 196,970 Warrant A Shares and (iii) 196,970 Warrant B Shares. Mr. Konrad Ackerman and Mr. Reinhold Wohlwend share voting and dispositive control over securities owned by Alpha Capital Anstalt.

(18)                            Represents PA Warrant Shares. First Albany Companies Inc. is a publicly-traded company and the parent of FAC. Securities held by First Albany Companies Inc. may be voted on behalf of First Albany Companies Inc. by its authorized officers, including its chief executive officer and chief financial officer.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  short sales;

•                  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, donee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

Greenberg Traurig LLP has opined as to the legality of the securities being offered by this registration statement.

EXPERTS

The financial statements of SatCon Technology Corporation as of September 30, 2005 and 2004 and for each of the three years in the period ended September 30, 2005, incorporated by reference in this prospectus and elsewhere in the Registration Statement, have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You should call 1-800-SEC-0330 for more information on the operation of the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov. The SEC’s Internet site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

Our Internet address is www.satcon.com. The information on our Internet website is not incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. The documents and reports that we list below are incorporated by reference into this prospectus. In addition, all documents and reports which we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus are incorporated by reference in this prospectus as of the respective filing dates of these documents and reports. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

We have filed the following documents with the SEC. These documents are incorporated herein by reference as of their respective dates of filing:

(1)                                  Our Annual Report on Form 10-K, as amended, for the fiscal year ended September 30, 2005;

(2)                                  Our Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2005, April 1, 2006 and July 1, 2006;

(3)                                  Our Current Reports on Form 8-K filed on November 28, 2005, December 14, 2005, January 3, 2006 (as amended by the Current Report on Form 8-K/A filed on January 5, 2006 and the Current Report on Form 8-K/A filed on January 11, 2006), January 6, 2006, January 18, 2006, February 6, 2006, February 15, 2006 (relating to Item 1.01), March 1, 2006, April 21, 2006, July 21, 2006, September 1, 2006, September 21, 2006 and September 22, 2006;

(4)                                  All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to the effectiveness of the registration statement; and

(5)                                  The description of our common stock contained in our Registration Statement on Form 8-A filed on November 6, 1992, including any amendments or reports filed for the purpose of updating that description.

You may request a copy of these documents, which will be provided to you at no cost, by contacting:

SatCon Technology Corporation
27 Drydock Avenue
Boston, MA 02210
Attn: Investor Relations Department
(617) 897-2400

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.